EXHIBIT 99.7

                            FORM OF LETTER TO CLIENTS

                           RIGHTS OFFERING FOR SHARES
                     OF SERIES B CONVERTIBLE PREFERRED STOCK
                                       OF
                           ADVANCED BIOPHOTONICS INC.

                                            [            ], 2005

To Our Clients:

      We are enclosing for your consideration a Prospectus dated [ ], 2005 (the "Prospectus"), describing the offering by Advanced BioPhotonics Inc. (the "Company") of subscription rights ("Rights") that may be exercised to acquire
(i) one share of our series B convertible preferred stock for every 3.72 shares of our common stock that you owned on [ ], 2005 (the "Record Date") for $.50 per share and (ii) five-year warrants to purchase that number of shares of our common stock equal to 50% of the number of shares of series B convertible preferred stock you acquire(the "Rights Offering").

      Your attention is directed to the following:

      *Each of the Company's stockholders will receive one (1) Right to purchase one share of our series B convertible preferred stock for every 3.72 shares of our common stock that you owned on the Record Date. This is referred to as the "Basic Subscription Right."

      *The Rights, the series B preferred convertible stock and the warrants will not be listed for trading on any stock exchange.

      *Basic Subscription Right: One Right will entitle the holder to purchase one share of our series B preferred stock for every 3.72 shares of our common stock that you owned on the Record Date at the Subscription Price of $.50 per share (the "Subscription Price"). In order for a holder of Rights to be able to exercise his or her Over-Subscription Right, that holder must exercise his or her Basic Subscription Right in full.

      *Over-Subscription Right: If any shares of series B preferred stock available for purchase in the Rights Offering are not purchased by other holders of Rights pursuant to the exercise of their Basic Subscription Right (the "Excess Shares"), any Rights holder that exercises its Basic Subscription Rights in full and any stockholder of the Company who purchased shares of the Company's series A convertible preferred stock and common stock purchase warrants from the Company in December 2004 may subscribe for a number of Excess Shares pursuant to the terms and conditions of the Rights Offering, subject to proration, as described in the Prospectus.

      * Each stockholder purchasing shares of our series B convertible preferred stock in the Rights Offering will be issued, for no additional consideration, five-year warrants to purchase that number of shares of common stock equal to 50% of the number of shares of series B preferred convertible stock acquired by the stockholder in the rights offering.

      *The expiration date of the Rights offering is 5:00 p.m., New York time, on [_________], 2005 (the "Expiration Date").

      Since we are the holder of record of the shares of the Company's common stock held in your account, we have received your Rights. We will exercise or sell your Rights only in accordance with your instructions. IF YOU DO NOT GIVE US YOUR INSTRUCTIONS, YOUR RIGHTS WILL BECOME VALUELESS AFTER THE EXPIRATION DATE.
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      Your Rights will expire as of the Expiration Date. Therefore if you would like to participate and exercise your Rights for the purchase of shares of the Company's series B convertible preferred stock, please forward your instructions to us immediately by completing the enclosed Beneficial Owner Election Form.